

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 2, 2011

Mr. James Ivchenko
President
Epolin, Inc.
358-364 Adams Street
Newark, NJ 07105

> **RE:** **Epolin, Inc.**
> **Form 10-K for the Fiscal Year ended February 28, 2010**
> **Forms 10-Q for the Fiscal Quarters ended May 31, 2010, August 31,**
> **2010 and November 30, 2010**
> **File No. 0-17741**

Dear Mr. Ivchenko:

    We have completed our review of your filings and do not have any further comments at this time.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief